EXHIBIT (a)(1)(vi)

FORM OF EMAIL REMINDER

To:	Certain Eligible Employees
From:	Option Exchange Administrator

Re:	Reminder of Expiration of Offer to Exchange

The Electronics for Imaging, Inc. Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units and/or Cash Payments, dated August 31, 2009 (referred to as the “Offer”) is still currently open. Please note that the Offer will expire at 9:00 p.m. Pacific Daylight Time on September 28, 2009, unless we extend the Offer.

According to our records, you have not yet submitted an Election Form for your eligible options. Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete an Election Form before the expiration of the Offer. Election Forms and other documents relating to the Offer (including instructions) are available on the election website at https://webapps.efi.internal/exchange.

If for any reason you are unable to access EFI’s election website, you may submit a paper copy of your Election Form by facsimile to (650) 357-4056, but it must be completed, signed and received by 9:00 p.m. Pacific Daylight Time on September 28, 2009 (or such later time and date as may apply if the offer is extended).

The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. If you are unable to, or choose not to submit electronically, only documents that are complete, signed and actually received by the Option Exchange Administrator via facsimile at (650) 357-4056 by the deadline will be accepted. Unless otherwise indicated in the Offer, documents submitted by any other means, including email, hand delivery, U.S. mail or other post and Federal Express (or similar delivery service) are not permitted and will not be accepted. If you have questions, please direct them to the Option Exchange Administrator at efioptionexchange@efi.com.

This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the Election Form; (3) the Agreement to Terms of Election; (4) the consent agreement for Israel or The Netherlands, as applicable; (5) the 2009 Equity Incentive Award Plan and the 2009 Plan Form of Grant Notice and Restricted Stock Unit Agreement or the 2009 Plan Form of Grant Notice and Restricted Stock Unit Agreement & Undertaking - Israel, as applicable; and (6) the 2009 Plan Prospectus.

These documents may be accessed on the election website at https://webapps.efi.internal/exchange, on the intranet at http://info-new/departments/hr/soe.asp, or through the U.S. Securities and Exchange Commission’s website at:

http://www.sec.gov/cgi-bin/browse-edgar?company=&match=&CIK=EFII&filenum=&State=&Country=&SIC=&owner= exclude &Find=Find+Companies&action=getcompany